

June 11, 2009

Mr. Jacob Roth
Chief Executive Officer
Royal Energy Resources, Inc.
256-260 Broadway, Suite 309
Brooklyn, New York 11211

> **Re:** **Royal Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed November 20, 2008**
> **File No. 0-52547**

Dear Mr. Roth:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2008

General

1.   Please correct the Commission File Number indicated on the cover of your annual report to be No. 000-52547.

Financial Statements, page 19

2.   We note that you have not included audited Statements of Cash Flows for the two fiscal periods ended August 31, 2008 and the cumulative period from July 22, 2005 through August 31, 2008 in your filing. Please amend your filing to comply with Rule 8-02 of Regulation S-X.

Statements of Stockholders' Equity, page 23

3.   We note the beginning balance of your Statements of Stockholders' Equity is as of August 31, 2006. However, according to paragraph 11.d. of SFAS 7, entities in the development stage, for accounting purposes, are required to present a Statement of Stockholders' Equity from the date of inception. Please amend your filing accordingly.

Note 1- Organization and Summary of Significant Accounting Policies, page 25

Property and Equipment, page 27

4.   We note your disclosure stating that you follow the full cost method of accounting for your oil and natural gas operations, and under that method, you charge any excess of the net book value of oil and natural gas properties above the ceiling limitation to expense in the period in which it occurs. However, this is not consistent with your policy disclosure in your MD&A on page 18 for evaluating oil and gas properties for impairment. Please amend your filing to resolve this inconsistency.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief